September 4, 2019

Brian Plum
President and Chief Executive Officer
Blue Ridge Bankshares, Inc.
17 West Main Street
Luray, VA 22835

       Re: Blue Ridge Bankshares, Inc.
           Registration Statement on Form S-4
           Filed August 8, 2019
           File No. 333-233148

Dear Mr. Plum:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 8, 2019

Cover Page

1. Please revise to disclose the aggregate value of the merger consideration.
Summary
Conditions to Complete the Merger, page 11

2. We note the ability of either party to waive conditions to the merger. Please disclose whether it is the boards' intent to resolicit stockholder approval if either party waives material conditions.
 Brian Plum
FirstName LastNameBrian Plum
Blue Ridge Bankshares, Inc.
Comapany 4, 2019
September NameBlue Ridge Bankshares, Inc.
September 4, 2019 Page 2
Page 2
FirstName LastName
Note B- Pro Forma Adjustments, page 21

3. Please revise note (o) to quantify the one-time transaction related costs within other expenses.
4. We note your adjustment (p) and related Note E for estimated cost savings to be recognized during the first year after the merger. Please remove this adjustment, or tell us how it is directly attributable to the transaction pursuant to the requirements of Article 11 of Regulation S-X.
Risk Factors
Failure to maintain effective systems of internal and disclosure control..., page 33

5. Please revise your disclosure here, or where appropriate, to clarify your actual responsibilities pursuant to internal controls over financial reporting as an emerging growth company and the circumstances under which the requirements of section 404 of
         the Sarbanes-Oxley act will apply to your business.
Blue Ridge qualifies as an "emerging growth company"..., page 34

6. Please revise your disclosure to clarify whether or not you intend to take advantage of the extended transition period for the adoption of new accounting guidance afforded to emerging growth companies. If you have elected to use the extended transition period you should revise this risk factor or include a separate risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If applicable, you should also disclose that as a result of this election that your financial statements may not be comparable to companies that comply with public company effective dates. Further you should provide a similar statement in your critical accounting policy disclosures on page 109. Also please revise to reflect the new gross revenue threshold in the definition of "emerging growth company" found in
         Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12,
         2017. Refer to SEC Release 33-10332 for guidance.
7. As a related matter, since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
The Merger
Background of the Merger, page 49

8. Please discuss in greater detail the specific criteria used by the VCB Board to select the "top four proposals" from the 10 proposals that were received. Brian Plum
Blue Ridge Bankshares, Inc.
September 4, 2019
Page 3
9. Please briefly explain the basis for the VCB Board's conclusion that the Blue Ridge proposal represented the "better combination of high valuation and low execution risk relative to the other proposals," as your disclosure at the bottom of page 50 appears to indicate.
10. On page 51, you disclose that from May 4, 2019 through May 13, 2019, the parties exchanged drafts and negotiated changes to the draft merger agreement in order to resolve
         "all open issues." Please revise to briefly describe such issues. Certain Unaudited Prospective Financial Information, page 70

11. In the third paragraph on page 71, you state that the inclusion of the unaudited prospective financial information should not be deemed an admission or representation by Blue Ridge or VCB that it is viewed as material information. Similarly, at the end of the same paragraph you state that such information is "not being included to influence your decision whether to vote for the merger proposals, but is being provided solely because it was made available to Raymond James or Sandler O'Neill in connection with the merger." These statements unduly limit a shareholder's reliance on the registration statement disclosures. Please remove or revise as appropriate. Executive Compensation
Annual Cash Incentive Plan, page 107

12. Please file the Annual Cash Incentive Plan as an exhibit to the registration statement. See
         Item 601(b)(10)(iii)(A) of Regulation S-K.
Information About VCB
Directors of VCB, page 128

13. Please revise to identify each director of VCB that will serve as a director of Blue Ridge that is independent under applicable independence standards pursuant to Item 407(a) of
         Regulation S-K.
Blue Ridge Bankshares, Inc.
Notes to the Consolidated Financial Statements for the years ended December 31, 2018 and 2017
Note 1. Nature of Operations and Significant Accounting Policies
Earnings per Share, page F-13

14. We note your employee compensation includes restricted stock awards. Please tell us
FirstName LastNameBrian Plum 260-10-55 paragraphs 23 through 31 in your earnings per share how your considered ASC
Comapany NameBlue Ridge Bankshares, Inc.
       calculation and your conclusions regarding whether there were any participating securities.
September 4, 2019 Page 3
FirstName LastName
 Brian Plum
FirstName LastNameBrian Plum
Blue Ridge Bankshares, Inc.
Comapany 4, 2019
September NameBlue Ridge Bankshares, Inc.
Page 4
September 4, 2019 Page 4
FirstName LastName
Notes to Consolidated Financial Statements for the three months ended March 31, 2019 and
2018
Note 10   Business Segments, page F-60

15. Please revise your disclosures to provide comparable data for the preceding year. See
         ASC 280-10-50-33 in this regard.
Exhibits

16. We note that each counsel appears to be delivering a short-form tax opinion, filed respectively as Exhibits 8.1 and 8.2, which references the opinion as stated in the prospectus. Accordingly, please revise your disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the statement in the second paragraph on page 78 that the parties "believe that the merger will qualify as a
         'reorganization'" and the related assumption at the end of the same paragraph) and instead provide a firm conclusion regarding the material tax consequences to investors. Please also clearly state that the discussion of the material U.S. federal income tax consequences represents the opinion of each counsel. Alternatively, please have each counsel revise to provide a long-form opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or
Michael
Henderson, Staff Accountant, at (202) 551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202)
551-3552 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Financial Services